Mail Stop 3628

October 22, 2009

Via U.S. Mail

Mr. Richard C. Carlson
ProUroCare Medical Inc.
6440 Flying Cloud Drive, Suite 101
Eden Prairie, Minnesota 55344

       Re: **ProUroCare Medical Inc.**
               Amendment No. 1 to Schedule TO-I
               Filed on October 16, 2009
               File No. 005-81640

               Amendment No. 1 to Form S-3 on Form S-4
               Filed on October 16, 2009
               File No. 333-162138

Dear Mr. Carlson:

       We have reviewed your amended filing and have the following comments.

General

1.   We note your response to comment 1 of our prior letter, in which you state that you intend to rely on Rule 13e-3(g)(2) with respect to the purchase of Warrants in exchange for Replacement Warrants and common stock. Please tell us how you determined that the issuance of Replacement Warrants fits within the terms of Rule 13e-3(g)(2), given that the Replacement Warrants are not common stock, have a term which appears to differ materially from the Warrants, and appear to have a materially different redemption trigger.

Offer Period, page 21

2.   We refer to your response to comment 3 of our prior letter. We note that you have retained a statement that you may, in your sole discretion, withdraw the offer at any time prior to satisfaction of the offer conditions. This continues to improperly imply that, prior to the satisfaction of the offer conditions, you may simply withdraw your offer, without reference to a failed offer condition. This has

the effect of making your offer illusory. Please revise your disclosure as requested in our prior comment.

Required Submissions, page 23

3.   You state that you may, at your option, treat as invalid the exercise of a Warrant delivered to the depositary after expiration. Please tell us your authority for deeming tenders to be valid even if delivered after expiration.

*   *   *   *   *

Please promptly amend your filing in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Daniel F. Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via facsimile: (612) 492-7077
        Robert K. Ranum, Esq.
        Fredrikson & Byron, P.A.